Exhibit 4.26

EXECUTION VERSION

ANHEUSER-BUSCH INBEV SA/NV

- and -

ALTRIA GROUP, INC.

INFORMATION RIGHTS AGREEMENT

DATED NOVEMBER 11, 2015

i

INFORMATION RIGHTS AGREEMENT

THIS AGREEMENT is made the 11th day of November, 2015.

BETWEEN:

(1)	Anheuser-Busch InBev SA/NV (and any successor thereto, the “Company”); and

(2)	Altria Group, Inc, a Virginia corporation whose principal place of business is at 6601 West Broad Street, Richmond, Virginia 23230, United States of America (“Altria”).

WHEREAS:

A.	On the date hereof, the Company and SABMiller plc, a company incorporated under the laws of England and Wales (“SABMiller”) announced a proposed business combination involving the Company and SABMiller pursuant to a transaction governed by the United Kingdom City Code on Takeovers and Mergers (the “Transaction”).

B.	Altria’s interest in SABMiller represents, and it is anticipated that Altria’s interest in Company will continue to represent, a material percentage of Altria’s assets, earnings and cash flows such that it is necessary, from time to time, for Altria to obtain from the Company certain non-public information in order to satisfy Altria’s obligations and duties in connection with financial reporting, financial controls and financial planning (the “Financial Reporting and Planning Requirements”).

C.	The rights and obligations of the parties set out in this Agreement are provided solely in mutual consideration thereof.

OPERATIVE TERMS:

The Company and Altria AGREE as follows:

1.	INTERPRETATION

1.1	In this Agreement, its recitals and schedule, unless the context otherwise requires, the terms set out in schedule 1 shall have the meanings given in schedule 1.

1.2	In this Agreement, its recitals and schedule, unless indicated to the contrary:

(a)	a reference to a clause or schedule is a reference to a clause of or schedule to this Agreement;

(b)	a reference to a document is a reference to that document as from time to time supplemented or varied;

(c)	the recitals and schedule form an integral part of this Agreement;

(d)	the headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement;

(e)	a reference to a provision of law or applicable regulation shall be construed so as to include a reference to any provision which from time to time, before the date of this Agreement, modified, re-enacted, amended, extended, consolidated or replaced that provision and any subordinate legislation made under any such provision before the date of this Agreement;

(f)	words denoting the singular number shall include the plural, the masculine gender shall include the feminine gender and the neuter, and vice versa;

(g)	a reference to a calendar quarter shall mean each three month period ended 31 March, 30 June, 30 September and 31 December;

(h)	a reference to a calendar year shall mean each twelve month period ended 31 December;

(i)	a reference to financial period shall mean each calendar quarter and each calendar year; and

(j)	references to times of the day are to New York City time.

2.	REPRESENTATIONS AND WARRANTIES

Each party represents, warrants and undertakes to the other party, as of the date of this Agreement, that:

(a)	it is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b)	it has full power and authority to execute and deliver this Agreement and to carry out the transactions contemplated by this Agreement, and the execution, delivery and performance by it of this Agreement and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action;

(c)	the obligations expressed to be undertaken by it under this Agreement are legal, valid and binding upon it except that the validity, binding effect and enforceability may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally, and subject to general principles of equity, regardless of whether considered in a proceeding at law or in equity; and

(d)	the execution and delivery of this Agreement by it and compliance by it with the provisions of this Agreement will not violate, result in any breach of, constitute a default under or require a consent or waiver under its certificate of incorporation, articles of incorporation, bylaws or memorandum and articles of association, agreements or arrangements, as the case may be, or under any decree, judgment, order, statute, legal principle, rule or regulation applicable to it.

3.	ARTICLES OF ASSOCIATION

After Completion, except as required by the Act or other applicable law, the Company shall not propose any amendment to the Articles which would be inconsistent with, or in violation of, any of the provisions of this Agreement.

4.	INFORMATION

4.1	For so long as, in respect of any financial period, Altria accounts for its interest in the Company after Completion using the equity method, Altria shall have the right to receive (in order to satisfy its obligations and duties pursuant to its Financial Reporting and Planning Requirements) copies of the following from the Company for such financial period, within the time frames indicated:

(a)	monthly, unaudited, internal income reports for the Company prepared in accordance with IFRS for distribution to the Board, within 15 Business Days of the end of each calendar month (such internal reports shall be in the form presented to the Board from time to time, which as of the date of this agreement include information regarding geography, volume, revenue, sales and EBITDA);

(b)	within 60 calendar days of the end of each calendar quarter, an analysis of shares outstanding (economic and voting interest) at the end of the quarter, including a roll forward (total dollars and shares) of all share-related activity, such as share issuances, repurchases of ordinary shares and share-based payments, and the weighted average number of shares outstanding used in the calculation of basic and diluted earnings per share for the quarterly and year-to-date periods then ended, in each case prepared in accordance with IFRS (with a reconciliation of adjustments to US GAAP);

(c)	quarterly, final income statement and balance sheet prepared in accordance with IFRS, together with a list of reconciling items to US GAAP including a detail of all non-recurring items on a pre-tax and after-tax basis (as determined by the Company) recorded for the period within 60 calendar days of the end of each calendar quarter, including a roll forward of components of equity attributable to equity holders, as well as components of other comprehensive earnings attributable to equity holders, prepared in accordance with IFRS (and adjusted for identified differences to US GAAP);

(d)	annually, unaudited, summarized balance sheet (at September 30) and income statement information attributable to equity holders (for the 12 months ended September 30) prepared in accordance with IFRS (and adjusted for identified differences to US GAAP), within 60 calendar days after September 30;

(e)

financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, within 120 days following the end of each calendar year for any year in which Altria is required to present Company financial statements pursuant to Rule 3-09

(“Rule 3-09”) of Regulation S-X as promulgated by the United States Securities and Exchange Commission (“SEC”), which financial statements shall be audited only (performed under auditing standards generally accepted in the United States) to the extent required by Rule 3-09;

(f)	the annual operating budget and three-year plan by geography, prepared in accordance with IFRS for approval by the Board from time to time (which budgets and plans currently include a detail of income metrics prepared on a normalized basis), including a detail of all non-recurring items on a pre-tax and after-tax basis to the extent included within the annual budget, and any revisions to the annual budget or three-year plan throughout the year, in each case within five Business Days of its approval by the Board;

(g)	monthly phasing of the annual operating budget for profit attributable to equity holders of the Company in accordance with IFRS, including (i) a monthly phasing of all non-recurring items on a pre-tax and after-tax basis; (ii) quarterly phasing of material budgeted US GAAP adjustments to the IFRS budgeted amounts on a consolidated basis, in conjunction with the receipt of the annual operating budget; and (iii) revisions to the latest estimates of the results up to normalized EBITDA (when provided to the Board);

(h)	from time to time, information as is reasonably required and requested by Altria in order to allocate and analyze certain basis differences that exist between the carrying value of Altria’s investment in the Company and Altria’s share of the Company’s net assets;

(i)	notice and a description of any business arrangements between any Group member on the one hand and Altria or any of its Affiliates on the other hand, in order to comply with any applicable related-party disclosure requirement at such times reasonably requested by Altria;

(j)	within 25 calendar days of the end of each calendar quarter, a discussion with the Company’s controller (or another person with similar responsibilities reasonably acceptable to Altria) regarding updates to the Company’s business and results, if any, necessary to assist Altria in complying with the requirements of its equity method accounting for its investment in the Company; and

(k)	such other information as is required by Altria for accounting or other regulatory purposes at such times reasonably requested by Altria including, without limitation, the information required under Rule 3-05 (financial statements of businesses acquired or to be acquired) and Article 11 (pro forma financial information) of Regulation S-X, as promulgated by the SEC (it being understood that such other information shall be in the form reasonably determined by Company management to be appropriate in the circumstances taking into account the purpose for which Altria requires the information).

4.2	Each of the Altria Nominated Directors may communicate, subject to any applicable fiduciary duties under the laws of jurisdiction of incorporation of the Company, any information acquired by him or her in relation to the Company or the Group to Altria or any Affiliate (as the case may be) subject always to the duty of confidentiality contained in clause 5.

4.3	Altria will not publish or otherwise publicly disclose any non-public information received under this clause 4 (for so long as such information shall remain non-public (or becomes public only as a result of a breach of this Agreement), the “Confidential Information”) without the Company’s prior written approval, provided however, that:

(a)	in respect of any financial period, after publication by the Company of its results in respect of such financial period, Altria may publish only such final Confidential Information in respect of such financial period (and no future financial period) as is required to satisfy Altria’s reporting requirements under US GAAP that result from Altria accounting for its interest in the Company using the equity method; and

(b)	in the event that Altria becomes aware that it may reasonably expect to be required to publish additional Confidential Information pursuant to one or more Financial Reporting and Planning Requirements, it shall give the Company prompt notice thereof and shall consult with the Company, which shall engage promptly with Altria to discuss. If, following such consultation, Altria determines, acting reasonably, it is required to publish such Confidential Information under such Financial Reporting and Planning Requirements, Altria may publish only such Confidential Information necessary to comply with such requirements and (to the extent legally permitted under such Financial Reporting and Planning Requirements) shall, upon request from the Company, delay such publication until after the Company has published such Confidential Information.

4.4	Altria acknowledges that information disclosed to it under this clause 4 may be unpublished price sensitive or inside information and undertakes that the Altria Group shall comply with the requirements of any applicable laws, rules and regulations in relation to any dealings by the Altria Group in the Relevant Securities. In addition, Altria undertakes to procure that information disclosed under this clause 4 is not used in any manner which would be prejudicial to the business of the Group. This clause 4.4 shall continue to apply to Altria without limit in time.

4.5	Nothing in this Agreement shall be deemed to affect in any manner any obligations of the Company or Altria under any applicable laws, including securities laws, market abuse or insider dealing laws, rules or regulations or any binding directions by the competent securities market regulator (“Laws”), and obligations of each of the Company and Altria under this Agreement shall be subject to, and neither party shall be in breach of this Agreement if it determines, acting reasonably and in good faith, that complying with any provision of this Agreement would violate such Laws; provided that each party shall use its best efforts to notify and consult with the other party prior to taking any action in reliance on this Section 4.5 that would otherwise be a breach of this Agreement.

4.6	Altria acknowledges that, in light of the difficulty in integrating the financial reporting systems of SABMiller and the Company, for one year following Completion, any delay in the Company delivering the Confidential Information required by Clause 4.1 will not result in a breach of this agreement by the Company, provided it uses its commercially reasonable efforts to deliver such Confidential Information as soon as is reasonably practicable and provided, further, that such Confidential Information is delivered within 15 calendar days of the applicable date required under Clause 4.1.

4.7	To the extent that Altria determines, acting reasonably, that it is no longer necessary for it to receive copies of any items of information listed under clause 4.1 in order to satisfy its obligations under any Financial Reporting and Planning Requirements, Altria promptly shall notify the Company in writing, which notice shall relieve the Company of the obligation to provide such items.

5.	CONFIDENTIALITY

5.1	Altria shall (subject the remainder of this clause 5) treat and keep, and shall procure that its Affiliates and its and their respective directors, officers, employees and agents shall treat and keep, as strictly confidential the Confidential Information.

5.2	Altria shall be entitled to disclose Confidential Information solely in the manner described in clauses 4.3 or 5.3 and:

(a)	to any of its directors, officers, employees, auditors, credit rating agencies and legal counsel, whose position makes it necessary or desirable to know that Confidential Information in order to assist Altria with its Financial Reporting and Planning Requirements;

(b)	with the consent of the Board (each recipient of Confidential Information pursuant to clause 5.2(a)-(b) being an “Authorized Recipient”),

provided that Altria shall:

(a)	warn each Authorized Recipient that the disclosed information is confidential and may be unpublished price sensitive or inside information;

(b)	inform each Authorized Recipient of the confidentiality provisions contained herein and take reasonable steps to procure that such Authorized Recipient complies with the terms of such provisions as if it were a party hereto; and

(c)	maintain a list of the names of all Authorized Recipients and, promptly upon written request from the Company, supply a copy of such list to the Company.

5.3

Altria shall further be entitled to disclose the Confidential Information to the extent Altria is required to do so by applicable law or regulation, any order of a court of competent jurisdiction or any competent governmental, judicial or regulatory authority or body; provided that Altria shall provide the Company, in advance of any such disclosure, with a list of any Confidential Information it intends to disclose (and, if applicable, the text of the disclosure language itself) and to cooperate with the Company to the extent the Company may seek to limit such disclosure. Altria will limit such disclosure to that which is legally required and will use reasonable efforts to obtain assurances that confidential treatment will be accorded to any such Confidential Information that Altria is so required to disclose, and thereafter Altria may disclose such information without liability hereunder.

5.4	The Company shall treat and keep, and shall procure that its Group members and its and their respective directors, officers, employees and agents shall treat and keep, as strictly confidential all information of a confidential nature relating to Altria communicated to it pursuant to clause 7.3.

5.5	Each of the parties confirms its intention that any significant announcement to be made by it referring to the other party shall be discussed with the other party before being made, save in exceptional circumstances.

6.	CHANGE OF LAW

6.1	If there is any change in law or applicable regulations which would materially affect the operation of this Agreement or prohibit or prevent the Company from complying with its obligations under clause 4.1, the parties agree to enter into bona fide negotiations with a view to agreeing such amendments to this Agreement (to the extent legally possible) as the parties shall in good faith determine to be necessary to comply with such changes and to ensure that, notwithstanding such changes, the commercial intentions of each, as reflected by the provisions of this Agreement, are given effect to.

6.2	The parties acknowledge and agree that clause 6.1 is fully binding in honor and not an agreement to negotiate, such that any invalidity or unenforceability of clause 6.1 shall not result in the invalidity or unenforceability of any other provision of this Agreement.

7.	DURATION

7.1	All rights and obligations of the parties under this Agreement shall be conditioned upon Completion occurring. This Agreement shall terminate automatically if the Transaction has been withdrawn or lapsed or if the Co-operation Agreement is terminated in accordance with its terms.

7.2	From Completion, this Agreement shall continue in full force and effect for so long as Altria continues to account for its interest in the Company using the equity method.

7.3	If, at any time, Altria ceases to account for its interest in the Company using the equity method, this Agreement shall terminate and cease to be of any effect other than clauses 4.4, 5 and 11 through 16, save that this shall not relieve either party from any liability or obligation in respect of any matters, undertakings or conditions which shall not have been done, observed or performed by that party prior to such termination.

7.4	Altria undertakes to the Company to notify the Company if, as a result of any change in the holding of Relevant Securities by Altria or any Affiliate or for any other reason,

Altria expects that it will cease to account for its interest in the Company using the equity method, provided that any failure to so notify that does not prejudice the Company and is promptly remedied shall not constitute a breach of this Agreement.

8.	SEVERANCE

8.1	If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement.

8.2	In the event that any provision of this Agreement becomes wholly or partly void, unenforceable or for any other reason cannot in whole or in part be put into effect, including as a result of a Law, then the remaining provisions of this Agreement shall not be affected. In such an event, the parties shall cooperate and negotiate in good faith to agree provisions (to replace those which are void, unenforceable or ineffective) which are not void or unenforceable, or which can otherwise be put into effect and which, as far as possible, are legally and commercially the same as those they replace.

8.3	In the event that provisions of this Agreement need to be interpreted or supplemented, then the interpretation or supplement shall be completed in good faith in such a way that the spirit, contents and purpose of this Agreement are adhered to as far as possible.

9.	FURTHER ASSURANCE

Each party shall do and execute or procure to be done and executed all necessary acts, deeds, documents and things as may be reasonably necessary to give effect to this Agreement.

10.	ENTIRE AGREEMENT

10.1	This Agreement contains the entire agreement and understanding of the parties and supersedes all prior agreements, understandings or arrangements (both oral or written) relating to the subject matter of this Agreement, and, subject to any mandatory provisions of the Act or any other applicable legislation or the Articles.

10.2	Each of the parties acknowledges that:

(a)	it does not enter into this Agreement on the basis of and does not rely, and has not relied, upon any statement or representation (whether negligent or innocent) or warranty or other provision (in any case whether oral, written, express or implied) made or agreed to by any person (whether a party to this Agreement or not) except those expressly repeated or referred to in this Agreement and the only remedy or remedies available in respect of any misrepresentation or untrue statement made to it shall be a claim for breach of contract under this Agreement; and

(b)	this clause 10.2 shall not apply to any statement, representation or warranty made fraudulently, or to any provision of this Agreement which was induced by fraud, for which the remedies available shall be all those available under the law governing this Agreement.

10.3	No amendment of any of the terms of this Agreement (or of any other documents referred to herein) shall be effective unless it is in writing and signed by or on behalf of each of the parties hereto.

11.	COSTS

Each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it, provided however, that Altria shall promptly pay the out-of-pocket costs and expenses (including reasonable costs and expenses of any external advisors engaged with the prior written approval of Altria (not to be unreasonably withheld) to assist the Company in complying with its obligations under clause 4 of this Agreement) incurred by the Company in the preparation of any item of Confidential Information that the Company determines, acting reasonably, is only being prepared in order to satisfy the Company’s obligations under this Agreement (including any information prepared in accordance with US GAAP or the reconciliation thereto).

12.	GENERAL

12.1	This Agreement shall be binding on and inure to the benefit of each party’s successors in title or assigns; provided, however, that, subject to clause 12.8 below, neither party shall assign or in any other way dispose of any of its rights or obligations under this Agreement without the prior written consent of the other.

12.2	Altria shall be liable for all of the obligations and liabilities of all Affiliates under this Agreement. The Company shall be liable for all of the obligations and liabilities of the other Group members under this Agreement.

12.3	This Agreement shall not be construed as creating any partnership or agency relationship (except to the extent expressly described) between either of the parties.

12.4	No relaxation, forbearance, indulgence or delay (together “indulgence”) of either party in exercising any right shall be construed as a waiver of the right and shall not affect the ability of that party subsequently to exercise that right or to pursue any remedy, nor shall any indulgence constitute a waiver of any other right.

12.5	The parties agree that each party would be irreparably damaged if either party failed to perform any obligation under this Agreement, and that such party would not have an adequate remedy at law for money damages in such event. Accordingly, each party shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement. This clause 12.5 is without prejudice to any other rights that such party may have under this Agreement, at law or in equity.

12.6	The rights and remedies contained in this Agreement are, unless otherwise expressed, cumulative and not exclusive of rights or remedies provided by law.

12.7	Each date, time or period referred to in this Agreement is of the essence. If the parties agree in writing to vary a date, time or period, the varied date, time or period is of the essence.

12.8	Each of the parties agrees and acknowledges that, upon completion of the Belgian Merger (as defined in the 2.7 Announcement), all of the rights and obligations of Anheuser-Busch InBev SA/NV under this Agreement shall be assumed by Newco, by operation of Belgian law.

13.	NOTICES

13.1	Any notice or other communication to be given under this Agreement shall be in writing and shall be deemed to have been duly served on, given to or made in relation to a party if it is left at the authorized address of that party (as set out in clause 13.2) or posted by registered post addressed to that party at such address or sent by email or facsimile transmission to a machine situated at such address and shall if:

(a)	personally delivered, be deemed to have been received at the time of delivery;

(b)	posted, be deemed to have been received on the fifth Business Day after the date of posting; or

(c)	sent by email or facsimile transmission, be deemed to have been received upon receipt by the sender of a confirmatory email, facsimile transmission report (or other appropriate evidence) that the email or facsimile, as the case may be, has been transmitted to the addressee, provided that where, in the case of delivery by hand or email or facsimile transmission, delivery or transmission occurs after 6.00 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9.00 am on the next following Business Day.

13.2	For the purposes of this clause 13, the authorized address of each party shall be the address set out below (including the details of the facsimile number and person for whose attention a notice or communication is to be addressed) or such other address (and details) as that party may notify to the other in writing from time to time in accordance with the requirements of clause 13.3:

(a)	The Company:

Address:	c/o Anheuser-Busch InBev
Brouwerijplein 1
Leuven 3000
Belgium

Facsimile no:	+32 1650 6699
Attention:	VP Corporate Governance & VP Control & Tax
Email	benoit.loore@ab-inbev.com and
ann.randon@ab-inbev.com

with a copy to:	Sullivan & Cromwell LLP
Address:	1 New Fetter Lane
London
EC4A 1AN, UK

Facsimile no:	+44 20 7959 8950
Email:	whiteg@sullcrom.com and
horsfieldbradburyj@sullcrom.com
Attention:	George H. White and John Horsfield-Bradbury

(b)	Altria Group, Inc:

Address:	6601 West Broad Street
Richmond
VA 23230
United States of America
Facsimile no:	+1 804 484 8265
Email:	Denise.Keane@altria.com
Attention:	General Counsel

with a copy to:	Wachtell, Lipton, Rosen & Katz
Address:	51 West 52nd Street
New York, NY 10019
USA
Facsimile no:	+1 212 403 2000
Email:	AJNussbaum@wlrk.com
Attention:	Andrew J. Nussbaum

13.3	A party may notify the other of a change to its name, relevant addressee, address or facsimile number for the purposes of clause 13.2, provided that such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five clear Business Days after the date on which notice is given, the date falling five clear Business Days after notice of any such change has been given.

14.	GOVERNING LAW AND JURISDICTION

14.1	This Agreement (together with all documents referred to herein and together with any documents entered into pursuant to this Agreement which are not expressed to be governed by another law) shall be governed by and construed and take effect in accordance with New York law.

14.2	The federal courts in the United States District Court for the Southern District of New York (and appellate courts thereof) shall have exclusive jurisdiction to determine any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof (or, if such court shall not have jurisdiction, the Supreme Court of the State of New York, County of New York).

15.	THIRD PARTY RIGHTS

This Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein

16.	COUNTERPARTS

16.1	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

16.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

SCHEDULE 1

Definitions

“2.7 Announcement”	means the announcement issued by the Company and SABMiller on the date hereof under Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers;

“Act”	means the Belgian Company Code;

“Affiliate”	means, in relation to Altria, a person that directly or indirectly controls, is controlled by, or is under common control with, Altria and, for the purposes of this definition, “control”, when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and, for the avoidance of doubt, the Company shall not be deemed to be an Affiliate of Altria;

“Altria”	has the meaning first above given;

“Altria Group”	means Altria and its Affiliates;

“Altria Nominated Director”	means a Director nominated to the Board at the request of Altria in accordance with the Articles;

“Articles”	means the articles of association of Newco as they may be amended from time to time;

“Board”	means the board of directors of Newco as constituted from time to time;

“Business Day”	means any day which is not a Saturday or Sunday or a day on which banks are authorized or required to close in Brussels, Belgium or New York City, United States of America;

“Completion”	has the meaning given in the 2.7 Announcement;

“Company”	has the meaning first above given;

“Co-operation Agreement”	has the meaning given in the 2.7 Announcement;

“Confidential Information”	has the meaning given in clause 4.3;

“Director”	means a director of Newco;

“dispose”	means to confer legal or beneficial title on another person or otherwise dispose of or enter into an agreement to confer legal or beneficial title on another person or otherwise dispose of or enter into any arrangement (including, without limitation, the creation of any derivative) which would have substantially the same financial effect, and “disposal” shall be construed accordingly;

“Financial Reporting and Planning Requirements”	has the meaning given in the recitals;

“Group”	means the Company and its subsidiaries and “Group member” shall be construed accordingly;

“IFRS”	means the International Financial Reporting Standards as adopted by the European Union (or to the extent adopted by the Company in the preparation of its financial results, as issued by the International Accounting Standards Board);

“indulgence”	has the meaning given in clause 12.4;

“Laws”	has the meaning given in clause 4.5.

“Newco”	means Newco, a Belgian limited liability company to be formed for the purposes of the Transaction, further details of which are set out in paragraph 10 and Appendix 6 of the 2.7 Announcement;

“person”	shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or governmental body or any trust, joint venture, association, partnership or other organization of any nature (in each case, whether or not having separate legal personality), and that person’s legal personal representatives, successors and lawful assigns;

“Relevant Securities”	means any securities of Newco issued and outstanding from time to time (including its ordinary shares);

“Transaction”	has the meaning given in the recitals;

“US GAAP”	means the accounting principles generally accepted in the United States of America;

“SABMiller”	has the meaning given in the recitals; and

“SEC”	has the meaning given in clause 4.1.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ Maria Fernanda Rocha Barros
Name: Maria Fernanda Rocha Barros
Title: Global Legal Director Authorized Signatory

By:	/s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Authorized Signatory

[Signature Page to Information Rights Agreement – AB InBev]

ALTRIA GROUP, INC.

By:	/s/ William F. Gifford Jr.
Name: William F. Gifford Jr.
Title: Chief Financial Officer

[Signature Page to Information Rights Agreement – Altria]